MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel Jackson National Asset Management, LLC
DATE:	August 8, 2017
SUBJECT:
Response to Comments to the registration statement filed on Form N-1A on June 6, 2017 (the "Registration Statement") for Jackson Variable Series Trust ("JVST" or "Registrant")
File Nos: 333-177369 and 811-22613

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments that the Registrant received via telephone on June 25, 2017 to the Registration Statement.

The comments are set forth below in italics, with responses immediately following.

A.	General Comments

1.	Please update the series and class identifiers in Edgar to deactivate or update the Funds that are being merged away or otherwise undergoing fund name changes, effective September 25, 2017.

RESPONSE: The Registrant confirms that the series and class identifiers for the Funds that are being merged away or are undergoing fund name changes will be deactivated or updated in Edgar, as applicable.

2.	Please confirm that the appropriate disclosures relating to the final liquidity rule per Item 11(c)(7),(8) of N-1A are included in the Registration Statement or update as appropriate.

RESPONSE: The Registrant confirms that appropriate disclosures relating to the final liquidity rule will be included in the updated Registration Statement.

3.
Please provide a brief synopsis of the rationale for changing the name of Class B shares to Class I shares and any other implications resulting from this change, including whether a shareholder vote was solicited.

RESPONSE: Class I is a new class of shares for each series of the Registrant.  No shareholder vote was necessary to launch new Class I shares.  None of the series of the Registrant previously had created Class B shares.

4.
Please confirm whether the new Class I shares will be "clean shares," and, if so, please confirm that the disclosures per the Capital Group Letter are included in the Registrant Statement or update as appropriate.

RESPONSE: The Registrant confirms that the new Class I shares are "clean shares." With respect to disclosures required per the Capital Group Letter, the Registrant respectfully notes that such disclosures are inapplicable in the variable annuity context.  As noted in the prospectus, shares of the Funds are presently offered only to separately managed accounts of Jackson and Jackson National Life Insurance Company of New York (collectively, "Separate Accounts") to fund the benefits under certain variable insurance contracts and variable life insurance policies (collectively, "Contracts"), to qualified retirement plans, and to other regulated investment companies. The Separate Accounts, through their various sub-accounts that invest in designated Funds, purchase the shares of the Funds at their net asset value ("NAV") using premiums received on Contracts issued by the insurance company. In other words, brokers (and payments thereto) are not involved in the purchase or sale of Class I shares even though one might consider them "clean shares."  Accordingly, the Registrant declines to make the requested change.

5.	Please provide the annual total returns in the bar chart for only one Class per Instruction 3 to Item 4(b)(2) of Form N-1A.

RESPONSE: The Registrant has considered the comment and notes that other funds in the complex have, throughout the years, provided bar chart information with respect to two classes of shares of the funds, as applicable. The reason for this practice is that not every insurance product for which the funds are underlying investments offer both share classes. Thus, the Registrant intends to show annual total return performance for more than one share class in the Registration Statement.

6.	Please make conforming changes throughout the prospectus, as applicable. Wherever a comment has applicability to several Funds, please identify which changes were made.

RESPONSE: The Registrant intends to make conforming changes throughout the prospectus, as applicable, for the relevant Funds, as identified in this letter.

7.
For the Funds that list securities lending risk as a principal risk, please confirm if the risk is appropriate and please consider moving this risk to the statutory prospectus. If the risk is a principal risk of any Fund, please add corresponding disclosure to the Principal Investment Strategies.

RESPONSE: The Registrant has reviewed and has confirmed that for each fund that has securities lending as a principal risk, the risk is located in the appropriate section of the prospectus and has added corresponding disclosure to the principal investment strategy, as applicable.

B.	Prospectus Comments

1.	JNL Interest Rate Opportunities Fund

a.
Please add disclosure to the Principal Investment Strategies section to correspond to the commodity risk, currency risk, derivatives risk, emerging markets and less developed countries risk, leverage risk, liquidity risk, real estate investment risk, settlement risk, short sales risk, sovereign debt risk, and TIPS and inflation-linked bonds risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested changes.

2.	JNL Conservative Allocation Fund, JNL Moderate Allocation Fund, and JNL Institutional Alt 100 Fund

a.
Please add disclosure to the Principal Investment Strategies section to correspond to the commodity risk, currency risk, derivatives risk, emerging markets and less developed countries risk, leverage risk, liquidity risk, settlement risk and sovereign debt risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested changes.

3.	JNL Real Assets Fund

a.	Please add an 80% test for real assets to the Principal Investment Strategies pursuant Rule 35d-1.

RESPONSE: The Registrant has made the requested change.

b.	Please review the new disclosure in the second paragraph in the Principal Investment Strategies section regarding the investment percentages and include reference to the 80% test for real assets.

RESPONSE: The Registrant has made the requested change.

c.
Please add disclosure to the Principal Investment Strategies section to correspond to the derivatives risk, leverage risk, liquidity risk, and settlement risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested changes.

d.
Please explain why the Bloomberg Barclays US TIPS Index is an appropriate broad-based securities market index as opposed to a Real Assets Index. Please include a broad-based securities market index in the Average Annual Total Returns table for the Fund as required by Item 4(2)(iii).

RESPONSE: The Registrant has considered the Fund's benchmark, the Bloomberg Barclays US TIPS Index, and believes it to be sufficiently broad-based. The index is used as the primary benchmark because it is widely considered a standard proxy for inflation.  Out of the three asset classes, inflation-linked instruments, Real Estate, and Commodities, that are a part of this Fund's investment strategy, the Registrant believes that the Bloomberg Barclays US TIPS index is the most widely adopted as a primary benchmark, consistent with the Fund.

4.	JNL Tactical ETF Moderate Fund, JNL Tactical ETF Moderate Growth Fund, and JNL Tactical ETF Growth Fund

a.	Please explain to investors what it means for the sub-adviser to invest in ETFs in excess of the 1940 Act limits on investment in other investment companies as instructed by the Adviser.

RESPONSE: The Registrant has made the requested change.

b.
Please add disclosure to the Principal Investment Strategies section to correspond to the currency risk, liquidity risk, and settlement risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested change.

5.	JNL/American Funds(R) Global Growth Fund

a.	In the Portfolio Turnover section, please supplementally explain the data point before the table and update accordingly in the disclosure.

RESPONSE: The Registrant confirms that the data point before the table is the portfolio turnover for the Feeder Fund. The Registrant has updated the disclosure.

b.	Please add the market capitalization of the companies in which the Fund may invest.

RESPONSE: The Registrant considered the comment and revised the disclosure where possible.  The Registrant respectfully notes that because the JNL/American Funds(R) Fund is a "feeder" fund that invest exclusively in an American Funds' "master" fund, the disclosure in the Registrant's prospectus should not (and does not) deviate materially from the disclosure in the master fund's prospectus."

c.	Please add disclosure to the Principal Investment Strategies section to correspond to the financial services risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant confirms that the financial services risk is not a principal investment strategy of the Fund.  Accordingly, the Registrant has removed this risk from the Registrant Statement for this Fund.

6.	JNL/American Funds(R) Growth Fund

a.	In the Portfolio Turnover section, please supplementally explain the data point before the table and update accordingly in the disclosure.

RESPONSE: The Registrant confirms that the data point before the table is the portfolio turnover for the Feeder Fund. The Registrant has updated the disclosure.

b.	Please add the market capitalization of the companies in which the Fund may invest.

RESPONSE: The Registrant considered the comment and revised the disclosure where possible.  The Registrant respectfully notes that because the JNL/American Funds(R) Fund is a "feeder" fund that invest exclusively in an American Funds' "master" fund, the disclosure in the Registrant's prospectus should not (and does not) deviate materially from the disclosure in the master fund's prospectus."

c.	Please augment the disclosure in the Principal Investment Strategies section to include a discussion of the growth strategy of the Fund.

RESPONSE: Please see response to Comment 6b.

7.	JNL/AQR Risk Parity Fund, JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund, and the JNL/Van Eck International Gold Fund

a.
Please confirm whether the term "Subsidiary," as it refers to the wholly owned and controlled subsidiary of each applicable Fund, includes all subsidiaries of that Fund or if it includes only one Cayman subsidiary.

RESPONSE:  The Registrant confirms that the term "Subsidiary" for each applicable Fund includes only one Cayman subsidiary.

b.
Please disclose that the Funds comply with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

RESPONSE:  The Registrant confirms that the Registration Statement includes disclosure that the Funds and their respective Subsidiaries are subject to the same fundamental and non-fundamental investment restrictions and will comply, on an aggregate basis, with the asset coverage requirements under the 1940 Act.

c.
Please disclose that each investment adviser to a Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to a Fund under Section 2(a)(20) of the Investment Company Act.  The investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

RESPONSE:  The Registrant confirms that the Registration Statement includes appropriate disclosure regarding this topic. The Registrant also confirms that the investment advisory agreement between a Subsidiary and its investment adviser will be included as an exhibit to the Registration Statement in the Rule 485(b) filing.

d.	Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of each of the Fund's Subsidiaries.

RESPONSE:  The Registrant confirms that the registration statement includes appropriate disclosure regarding this topic.  JPMorgan Chase Bank, N.A. is the custodian for JNL/AQR Risk Parity Fund Ltd. and JNL/VanEck International Gold Fund Ltd., the Cayman Islands subsidiaries for the JNL/AQR Risk Parity Fund and JNL/Van Eck International Gold Fund, respectively. The Bank of Nova Scotia ("Scotiabank") is also custodian for JNL/VanEck International Gold Fund Ltd., the Cayman Islands subsidiary for the JNL/Van Eck International Gold Fund, for certain physical commodities.  State Street Bank and Trust Company is the custodian for JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund Ltd., the Cayman Islands subsidiary for the JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund.

e.
Disclose: (1) whether each Fund with a Subsidiary has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from its Subsidiary is qualifying income, and (2) if a Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

RESPONSE: (1) The Registrant has not received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiaries is qualifying income.  (2) As disclosed in "Tax risk (for JNL/AQR Risk Parity Fund, JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund, and JNL/VanEck International Gold Fund only)" under the section entitled "Glossary of Risks," the Registrant is relying on an opinion of special tax counsel that the annual net income, if any, realized by a Subsidiary and imputed for income tax purposes to its parent Fund should constitute "qualifying income" for purposes of the Fund's qualification as a RIC.

f.
Disclose, as appropriate, whether any of a Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of a Fund.  The principal investment strategies and principal risk disclosures of a Fund that invests in its Subsidiary should reflect aggregate operations of the Fund and its Subsidiary.

RESPONSE:  The Registrant confirms that the Registration Statement includes this disclosure.

g.	Confirm that the financial statements of each Subsidiary will be consolidated with those of the Fund.
RESPONSE:  The Registrant confirms that the financial statements of each Cayman Subsidiary are consolidated with those of the respective Fund.

h.
Confirm in correspondence that: (1) each Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) each Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) each Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) each Subsidiary's board of directors will sign the Fund's registration statement.

RESPONSE:  The Registrant so confirms.

8.	JNL/AQR Risk Parity Fund

a.	Please add the market capitalization of the companies in which the Fund may invest.

RESPONSE: The Registrant has made the requested change.

b.
Please add disclosure to the Principal Investment Strategies section to correspond to the reverse repurchase agreements risk, settlement risk, and short sales risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested change, with the exception of settlement risk.

The Registrant confirms that the settlement risk is not principal investment strategy of the Fund.  Accordingly, the Registrant has moved this risk to the statutory prospectus under the section entitled, "Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)."

9.	JNL/BlackRock Global Long Short Credit Fund

a.
Please add disclosure to the Principal Investment Strategies section to correspond to the event driven and special situations risk and liquidity risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant considered the comment and believes there is sufficient disclosure related to the above risks.

10.	JNL/DFA U.S. Small Cap Fund

a.
As per Instruction 3(e) to Item 3 of Form N-1A, please revise the footnote relating to the contractual waiver to remove the language relating to the Adviser's ability to eliminate the contractual waiver within 30 days prior to the end of the current term of the waiver or explain how this language is in compliance with the requirements of Form N-1A.

RESPONSE:  The Registrant has made the requested change.

b.	Please change all references to market capitalizations from million to billions.

RESPONSE: The Registrant has made the requested change.

c.	Please explain why cybersecurity risk is a principal risk for this Fund but not a principal risk for all funds.

RESPONSE: The Registrant confirms that the cybersecurity risk is not principal investment strategy of the Fund.  Accordingly, the Registrant has moved this risk to the statutory prospectus under the section entitled, "Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)."

11.	JNL/DoubleLine(R) Total Return Fund

a.	Please provide an example of what duration means and how it works for the investor.

RESPONSE: The Registrant has made the requested change.

b.	Please add disclosure to the Principal Investment Strategies section to correspond to the collateralized debt obligations risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested change.

12.	JNL/Eaton Vance Global Macro Absolute Return Advantage Fund

a.	Please add disclosure to the Principal Investment Strategies section to correspond to liquidity risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested change.

b.
Please explain why Bank of America Merrill Lynch U.S. 3-Month Treasury Bill Index is an appropriate broad-based securities market index. Please include a broad-based securities market index in the Average Annual Total Returns table for the Fund as required by Item 4(2)(iii).

RESPONSE: Eaton Vance is an unconstrained absolute return strategy that can go long and short in various markets. As such it does not track other broad based benchmarks closely and the Registrant seeks to measure the Fund against goal of making positive absolute returns, which is why the Registrant have selected a cash proxy as benchmark. The Registrant also believes that this is a relatively common approach for absolute return funds generally.

13.	JNL/Epoch Global Shareholder Yield Fund & JNL/FAMCO Flex Core Covered Call Fund

a.	Please add disclosure to the Principal Investment Strategies section to correspond to the financial services risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested changes.

14.	JNL/Nicholas Convertible Arbitrage Fund

a.	Please provide a geographic summary of investment in the Principal Investment Strategy section.

RESPONSE: The Registrant has made the requested changes.

b.
Please add disclosure to the Principal Investment Strategies section to correspond to derivatives risk and high-yield bonds, lower-rated bonds, and unrated securities risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has added disclosure regarding high-yield bond, lower-rated bonds, and unrated securities risk.

The Registrant notes that derivatives risk is not listed as a principal risk of the Fund in the prospectus and confirms that is not a principal risk of the Fund.

15.	JNL/PIMCO Credit Income Fund

a.	Please confirm that the short sales expenses are included in "Other Expenses" given the Fund's strategy and that a line item for "Acquired Fund Fees and Expenses" ("AFFE") is not warranted.

RESPONSE: The Registrant confirms that the Fund does not have AFFE and that short sales expenses are included in the line item "Other Expenses" to the extent required.

b.	Please provide disclosure in the corporate loan and bank loan risk that there may be settlement risk because certain loans take longer than 7 days to settle.

RESPONSE: The Registrant has added corporate loan and bank loan risk and settlement risk as principal risks of the Fund.

16.	JNL/T. Rowe Price Capital Appreciation Fund

a.	Please provide disclosure in the corporate loan and bank loan risk that there may be settlement risk because certain loans take longer than 7 days to settle.

RESPONSE: The Registrant has made the requested change.

17.	JNL/The Boston Company Equity Income Fund

a.	Please provide a geographic summary of investment in the Principal Investment Strategy section.

RESPONSE: The Registrant has made the requested change.

b.
Please add disclosure to the Principal Investment Strategies section to correspond to the convertible securities risk and financial services risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested change regarding exposure to the financial services sector.  The principal investment strategy already contains disclosure regarding investing in convertible securities.

18.	JNL/The London Company Focused U.S. Equity Fund

a.	Please provide a geographic summary of investment in the Principal Investment Strategy section.

RESPONSE: The Registrant believes that the Fund's existing disclosure about investing at least 80% of its assets in the U.S. equity securities addresses the point raised by this comment.

b.	Please add disclosure to the Principal Investment Strategies section to correspond to the financial services risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested change.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

cc: File